 Filed Pursuant to Rule 253(g)(2)

File No. 024-11828

OFFERING CIRCULAR DATED OCTOBER 4, 2022

LIFT AIRCRAFT INC.

3402 MOUNT BONNELL ROAD

AUSTIN, TX 78731

512-888-9787

UP TO 4,477,612 SHARES OF COMMON STOCK, COMPOSED OF UP TO 3,731,343 SHARES OF COMMON STOCK FOR CASH CONSIDERATION AND UP TO 746,269 BONUS
SHARES(1)

SEE “SECURITIES BEING OFFERED” AT PAGE 29

	Price to Public		Underwriting discount and commissions(2)	Proceeds to issuer	Proceeds to other persons
Per share	$2.68	(4)	$0.0939	$2.5861	$0.00
StartEngine processing fee per share (3)	$0.0939		--	--	--
Price per share plus processing fee	$2.7739		--	--	--
Total Minimum with processing fee	$0.00		$0.00	$0.00	$0.00
Total Maximum with processing fee(5)	$10,350,000		$350,000	$10,000,000	$0.00

i

(1)	The company is offering up to 3,731,343 shares of Common Stock for cash consideration, plus up to 746,269 additional shares of Common Stock eligible to be issued as bonus shares (the “Bonus Shares”) to investors based upon an investor’s investment level. No additional consideration will be received by the company for the issuance of Bonus Shares and the company will absorb the cost of the issuance of the Bonus Shares. If eligible for Bonus Shares, investors will receive the greater amount of Bonus Shares for which they are eligible and are not cumulative even if investors would qualify for multiple eligibility categories for receipt of Bonus Shares. See “Plan of Distribution” for further details.

(2)	The company has engaged StartEngine Primary, LLC (“StartEngine Primary”) to act as an underwriter of this offering as set forth in “Plan of Distribution and Selling Securityholders” and its affiliate StartEngine Crowdfunding, Inc. to perform administrative and technology-related functions in connection with this offering. The company will pay a cash commission of 3.5% to StartEngine Primary on sales of the Common Stock, and the company will issue warrants for StartEngine Primary to purchase up to 2% of the Common Stock sold through StartEngine Primary (excluding Bonus Shares) at an exercise price of $2.68 per share. The company will also pay a $15,000 advance fee for reasonable accountable out of pocket expenses actually anticipated to be incurred by StartEngine Primary. Any unused portion of this fee not actually incurred by StartEngine Primary will be returned to the company. FINRA fees will be paid by the company. This does not include processing fees paid directly to StartEngine Primary by investors. StartEngine Primary will charge you a non-refundable processing fee equal to 3.5% of the amount you invest at the time you subscribe for our securities. The processing fee shall not exceed $700 for any investor. See “Plan of Distribution and Selling Securityholders” on page 13 for details of compensation payable to third parties in connection with the offering.

(3)	Investors will be required to pay directly to StartEngine Primary a processing fee equal to 3.5% of the investment amount at the time of the investors’ subscription (excluding Bonus Shares). The processing fee shall not exceed $700 for any investor. See “Plan of Distribution” for additional discussion of this processing fee. Assuming the offering is fully subscribed (excluding Bonus Shares), investors would pay StartEngine Primary total processing fees of $350,373. This amount is included in the Total Maximum offering amount since it counts towards the rolling 12-month maximum offering amount that the company is permitted to raise under Regulation A. However, it is not included in the gross proceeds received by the company.

(4)	Does not include effective discount that would result from the issuance of Bonus Shares. For details of the effective discount, see “Plan of Distribution.”

(5)	The columns “Total Maximum with processing fee—Price to Public” and “Total Maximum with processing fee—Proceeds to issuer” include $2,000,000, the value of the Bonus Shares (assuming the maximum number of Bonus Shares are issued in this Offering); provided, however, the company shall not receive such amounts because investors are not paying the purchase price for such Bonus Shares.

Sales of these securities commenced on approximately October 4, 2022.

This offering (the “Offering”) will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission (the “Commission”), the company will file a post-qualification amendment to include the company’s recent financial statements.

The company has engaged Bryn Mawr Trust Company of Delaware as agent to hold any funds that are tendered by investors. The offering is being conducted on a best-efforts basis without any minimum target. The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company. After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. Our founder and CEO, Matt Chasen, will continue to hold or control a majority of the voting power of all of the company’s equity stock at the conclusion of this Offering and therefore control the board. Each investor in this offering shall appoint the CEO of the company or his or her successor, as the investor’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution to take the following actions on behalf of the investor: (i) vote all shares of Common Stock, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under the proxy, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the investor pursuant to the proxy are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the investor is an individual, will survive the death, incompetency and disability of the investor and so long as the investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the Common Stock. However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 5.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary -- Implications of Being an Emerging Growth Company.”

In this Offering Circular, the term “LIFT” or “the company” refers to LIFT Aircraft Inc. and its consolidated subsidiaries.

Other than in the table on the cover page, dollar amounts have been rounded to the closest whole dollar.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our securities. You should carefully read the entire Offering Circular, including the risks associated with an investment in the company discussed in the “Risk Factors” section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” above.

The Company

LIFT Aircraft Inc. was formed on September 22, 2017 under the laws of the state of Delaware, and is headquartered in Austin, Texas. The company was formed to make the joy and utility of personal, vertical flight accessible to everyone.

Our principal place of business is 3402 Mount Bonnell Road, Austin, TX 78731. Our corporate records will be located at this address. Our website address is https://www.liftaircraft.com. The information contained therein or accessible thereby shall not be deemed to be incorporated into this Offering Circular.

Securities offered:	Maximum of 4,777,612 shares of Common Stock, with 3,731,343 issues for cash consideration at an offering price of $2.68 per share, plus up to 746,269 additional shares of Common Stock eligible to be issued as Bonus Shares for no additional consideration.

Minimum Offering Amount:	$0
Minimum investment:	The minimum investment in this offering is $536.

Shares outstanding before the offering:	Common Stock – 98,306,258(1)

Shares outstanding after the offering assuming maximum raise:	Common Stock – 102,783,870(1), assuming issuance of all Bonus Shares available to investors in this offering.

Use of proceeds:

We estimate that, at a per share price of $2.68, the net proceeds from the sale of the 3,731,343 in this offering will be approximately $9,634,627, after subtracting estimated offering costs of $365,373 in commissions to StartEngine Primary and professional fees. We will also incur offering expenses related to EDGARization, Blue Sky compliance costs, and marketing of the offering.

We intend to use the net proceeds of this offering to build up its HEXA fleet, purchase equipment, and pay salaries, including our R&D personnel. See “Use of Proceeds” for details.

Risk factors:	Investing in our securities involves risks. See the section entitled “Risk Factors” in this Offering Circular and other information included in this Offering Circular for a discussion of factors you should carefully consider before deciding to invest in our securities.

(1)	Does not include shares of Common Stock of the company issuable upon the exercise of options issued and outstanding pursuant to the company’s 2018 Equity Incentive Plan.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

●	annual reports (including disclosure relating to our business operations for the preceding two fiscal years, or, if in existence for less than two years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

●	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

●	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Selected Risks Associated with Our Business

Our business expects to be subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

•	We are an early stage company

•	The company has realized significant operating losses to date and expects to incur losses in the future

•	The company faces risk due to customer concentration

•	There is a possibility that we may not be able to continue as a “going concern”

•	The development period for the HEXA will be lengthy

•	The company will face significant market competition

•	Delays in aircraft delivery schedules or cancellation of orders may adversely affect the company’s financial results

•	The Company relies on single suppliers for components and supply chain/manufacturing respectively.

•	Developing new products and technologies entails significant risks and uncertainties

•	Operations could be adversely affected by interruptions of production that are beyond the company’s control

•	The company could be subject to legal liability as a result of operations

•	An accident could have a material adverse effect on the company's operations

•	Government contracting entails inherent risks and uncertainties

•	Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

•	The company may eventually seek FAA certification

•	We depend on key personnel

•	The company’s estimates of market demand may be inaccurate

•	The company will require intellectual property protection and may be subject to the intellectual property claims of others

•	Any valuation at this stage is difficult to assess.

•	We have broad discretion in the use of the net proceeds from this offering and our use of the net proceeds may not yield a favorable financial return from purchasing shares.

•	This investment is illiquid.

•	You must keep records of your investment for tax purposes.

•	The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

•	Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

•	Using a credit card to purchase shares may impact the return on your investment.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We are an early stage company

LIFT is a startup with a four-year operating history. There is no assurance that LIFT will ever be profitable or generate sufficient revenue to pay dividends to the holders of the shares. LIFT does not believe it will be able to generate revenues without successfully completing safety and operational flight testing of its proposed HEXA aircraft, which involves substantial risk. As a result, LIFT is dependent upon the proceeds of this Offering and additional fund raises to continue the HEXA flight testing, vertiport launches and other operations. Even if LIFT is successful in this Offering, LIFT’s proposed business will require significant additional capital infusions. Based on LIFT’s current estimates, LIFT will require a minimum of $60,000,000 in capital to fully implement its proposed business plan. If planned operating levels are changed, higher operating costs encountered, lower sales revenue received, more time is needed to implement the plan, or less funding received from customer deposits or sales, more funds than currently anticipated may be required. Additional difficulties may be encountered during this stage of development, such as unanticipated problems relating to development, testing, and initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly, and the competitive and regulatory environments in which LIFT intends to operate. If additional capital is not available when required, if at all, or is not available on acceptable terms, LIFT may be forced to modify or abandon its business plan.

The company has realized significant operating losses to date and expects to incur losses in the future

The company has operated at a loss since inception, and these losses are likely to continue. LIFT’s net losses for year-end 2021 and 2020 were $1,552,082 and $514,072, respectively. As of December 31, 2021, the company has accumulated losses of $4,401,509. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

The company faces risk due to customer concentration

The company's historical revenue comes almost exclusively from the US Air Force and Neom Company in Saudi Arabia. If our larger STRATFI contract is approved, we expect concentration with the US Department of Defense in general and US Air Force in particular to increase. Failure to effectively serve these customers or secure follow-on contracts could result in a material future decline in revenue.

There is a possibility that we may not be able to continue as a “going concern”

We have concluded that there is an uncertainty about our ability to continue as a going concern and our independent auditors have incorporated into their opinion accordingly. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business plan. As a result, we may have to liquidate our business and investors may lose their investments. Our ability to continue as a going concern is dependent on our ability to successfully accomplish our plan of operations described herein, obtain financing and eventually attain profitable operations. Investors should consider our independent auditor’s comments when deciding whether to invest in the company.

The development period for the HEXA will be lengthy

Even if it meets the development schedule, LIFT does not expect to launch consumer flight operations until late 2022 at the earliest. As a result, the receipt of significant consumer flight revenues is not anticipated until that time and may occur later than projected. LIFT depends on receiving large amounts of capital and other financing to complete its development work, with no assurance that LIFT will be successful in completing its development work or becoming profitable.

The company will face significant market competition

HEXA potentially competes with a variety of aircraft manufactured in the United States and abroad. Further, LIFT could face competition from competitors of whom LIFT is not aware that have developed or are developing technologies that will offer alternatives to HEXA. Competitors could develop an aircraft that renders HEXA less competitive than LIFT believes it will become. Many existing potential competitors are well-established, have or may have longer-standing relationships with customers and potential business partners, have or may have greater name recognition, and have or may have access to significantly greater financial, technical and marketing resources.

Delays in aircraft delivery schedules or cancellation of orders may adversely affect the company’s financial results

LIFT’s pre-order sales program includes non-binding letters of intent for HEXA aircraft. The letters of intent do not create an obligation on the part of the customer to purchase an aircraft. Some or all customers might not transition to non-refundable purchase contracts until prior to aircraft delivery, if at all. Aircraft customers might respond to weak economic conditions by canceling orders, resulting in lower demand for our aircraft and other materials, such as parts, or services, such as training, which the company expects to generate revenue. Such events would have a material adverse effect on LIFT’s financial results.

The Company relies on single suppliers for components and supply chain/manufacturing respectively.

Our sole supplier of carbon fiber airframes is Qarbon Aerospace (Thailand) Ltd. Qarbon Aerospace (Foundation) LLC in the United States is anticipated to be our sole final assembly provider. We also have single suppliers for several components including the autopilot computers (Embention), ballistic parachutes (ParaZero), and motors and props (T-Motor). Heavy reliance on a single supplier and manufacturer poses risks of shortages, price increases, changes, delay and other issues that could disrupt and adversely affect our business. If any of these companies ceases supplying and/or serving us we would have to find and qualify alternate suppliers

Developing new products and technologies entails significant risks and uncertainties

LIFT is currently in the early production phase of HEXA. Delays or cost overruns in the development or production of HEXA and failure of the product to meet its performance estimates could affect the company’s financial performance. Delays and increased costs may be caused by unanticipated technological hurdles, changes to design or failure on the part of LIFT’s suppliers to deliver components as agreed.

Operations could be adversely affected by interruptions of production that are beyond the company’s control

LIFT intends to produce the HEXA and its derivatives using systems, components and parts developed and manufactured by third- party suppliers. LIFT’s aircraft development and production could be affected by interruptions of production at such suppliers. Such suppliers may be subject to additional risks such as financial problems that limit their ability to conduct their operations. If any of these third parties experience difficulties, it may have a direct negative impact on LIFT.

The company could be subject to legal liability as a result of operations

The company could be exposed to significant product, service or corporate liability claims as a result of product defects, accidents or other events. A successful liability claim against the company could require the payment of large monetary damages. While the company maintains some forms of aviation and general liability insurance, there can be no assurance that the insurance would insulate the company from adverse effects of liability judgements.

An accident could have a material adverse effect on the company's operations

Flying ultralight aircraft is an inherently risky activity, and a flight accident either in flight testing or consumer operations could have a material adverse effect on the company's operations, including but not limited to liability judgements against it. Additionally, flight accidents from LIFT aircraft or other eVTOL aircraft could damage the brand and reputation of the company and industry, leading to customer adoption reluctance.

Government contracting entails inherent risks and uncertainties

The company has historically generated revenue from contracts with the United States Air Force. The company can give no assurances that the USAF in particular or the United States Department of Defense in general will continue to enter contracts with the company, or that its pending STRATFI contract will be approved. Even if approved, the company may not realize all of the anticipated revenue or other benefits due to changes in government priorities or failures to satisfy the company's obligations under the contract.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

The company faces regulatory risk as it is subject to regulation from multiple government agencies including the Federal Aviation Administration in the United States. In particular the company's business plan depends on HEXA being classified as an ultralight under Federal Aviation Regulations Part 103, and any contrary ruling by the FAA could have a material adverse impact on the company's business plan. Additionally, in other geographies the company may need to gain certification from local aviation regulators, a lengthy and uncertain process

The company may eventually seek FAA certification

LIFT has designed HEXA to conform with Federal Aviation Regulation Part 103 requirements for ultralight aircraft. The company does not believe it needs to achieve FAA Certification for domestic HEXA flight operations and sales as long as it continues to conform to FAR Part 103 in terms of aircraft specifications and flight operations. However, ultralight flight operations are inherently constrained and the company may eventually seek Certification by the Federal Aviation Administration for HEXA or future aircraft. The process to obtain such certification is expensive and time consuming and has inherent engineering risks. These include (but are not limited to) ground test risks such as structural strength and fatigue resistance, and structural flutter modes. Flight test risks include (but are not limited to) stability and handling over the desired center-of-gravity range, performance extremes (stalls, balked-landing climb, single-engine climb), and flutter control effectiveness (aircraft roll effectiveness, controllability, various control failure safety). Delays in FAA certification might result in LIFT incurring increased costs in attempting to correct any issues causing such delays. Also, the impact of new or changed laws or regulations on the HEXA’s certification or the costs of complying with such laws and regulations cannot be predicted. Since LIFT will not be permitted to deliver commercially produced aircraft to civilian customers until obtaining certification, no significant revenues will be generated from such sales to fund operations prior to certification.

We depend on key personnel

LIFT’s future success depends on the efforts of key personnel, including its senior executive team. LIFT does not currently carry any key man life insurance on its key personnel or its senior executive team. However, LIFT may obtain such insurance at some point after closing this Offering. Regardless of such insurance, the loss of services of any of these or other key personnel may have an adverse effect on LIFT. There can be no assurance that LIFT will be successful in attracting and retaining the personnel LIFT requires to develop and market the proposed HEXA aircraft and conduct LIFT’s proposed operations.

The company’s estimates of market demand may be inaccurate

LIFT has projected the market for the HEXA based upon a variety of internal and external market data. The estimates involve significant assumptions, which may not be realized in fact. There can be no assurance that LIFT’s estimates for the number of HEXA aircraft that may be sold in the market will be as anticipated. In the event that LIFT has not accurately estimated the market size for and the number of HEXA aircraft that may be sold, it could have a material adverse effect upon LIFT, its results from operations, and an investment in the shares.

The company will require intellectual property protection and may be subject to the intellectual property claims of others

The company has received one design patent (D931,182) for the HEXA. If LIFT fails to successfully enforce its proprietary technology or otherwise maintain the proprietary nature of its intellectual property used in the HEXA aircraft, its competitive position could suffer. Notwithstanding LIFT’s efforts to protect its intellectual property, its competitors may independently develop similar or alternative technologies or products that are equal to or superior to LIFT’s HEXA technology without infringing on any of LIFT’s intellectual property rights or design around our proprietary technologies. There is no guarantee that the USPTO will issue one or more additional patents to LIFT or that any court will rule in LIFT’s favor in the event of a dispute related to LIFT’s intellectual property. In the absence of further patent protection, it may be more difficult for LIFT to achieve commercial production of the HEXA.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess, and you may risk overpaying for your investment.

We have broad discretion in the use of the net proceeds from this offering and our use of the net proceeds may not yield a favorable financial return from purchasing shares.

Our management will have broad discretion in the application of the net proceeds from this offering and may spend or invest these proceeds in ways with which you may not agree. The failure by our management to apply these funds effectively or in a manner that yields a favorable return or any return, and this could have a material adverse effect on our business, financial condition and results of operations.

This investment is illiquid.

There is no currently established market for reselling these securities and the company currently has no plans to list any of its shares on any over-the-counter (OTC) or similar exchange. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. You should assume that you may not be able to liquidate your investment for some time, or be able to pledge these shares as collateral.

You must keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Common Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Common Stock for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors’ costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company’s securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

Using a credit card to purchase shares may impact the return on your investment.

Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the StartEngine Primary processing fee. See “Plan of Distribution.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment.

The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table compares the price that new investors are paying for their shares with the effective cash price paid within the last year, or to be paid, by existing shareholders and option-holders.

Class of Securities	Dates Issued	Issued Shares	Potential Shares	Total Issued and Potential Shares	Effective cash price per share
Common Stock	2017-2020	96,686,310		96,686,310	$0.10
Common Stock	2021	1,619,948		1,619,948	$2.66
Common Stock-Equity Incentive Plan			2,206,550	2,206,550	$-
Total Common Share Equivalents		98,306,258	2,206,550	100,512,808	$0.13
Investors in this Offering
Common Stock (1)			3,731,343	3,731,343	$2.68
Total after inclusion of this offering		98,306,258	5,937,893	104,244,151	$0.39

(1)	Excludes shares issuable as Bonus Shares as the exact number of such shares to be issued is not known.

In the past year, the officers, directors and affiliated persons of the Company have paid an aggregate average price of $0.0027 per share of Common Stock in comparison to the offering price of $2.68 per share.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The company is offering a maximum of 4,777,612 shares of Common Stock, with 3,731,343 issues for cash consideration at an offering price of $2.68 per share, plus up to 746,269 additional shares of Common Stock eligible to be issued as Bonus Shares for no additional consideration.to investors based upon an investor’s investment level as described in this Offering Circular, on a “best efforts” basis without any minimum. No additional consideration will be received by the company for the issuance of Bonus Shares and the company will absorb the cost of the issuance of the Bonus Shares. The maximum offering amount of cash consideration is $10,000,000. The cash price per share of Common Stock is $2.68 and the minimum investment is $536.

The company intends to market the shares in this offering both through online and offline means. Online marketing may take the form of soliciting potential investors through various channels of online and electronic media whereby the Offering Circular may be delivered contemporaneously and posting “testing the waters” materials or the Offering Circular on an online investment platform.

The company’s Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on the website operated by StartEngine Crowdfunding, Inc.

The offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been sold, (2) the date which is three years from this offering being qualified by the Commission, and (3) the date at which the offering is earlier terminated by the company in its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission, the company will file a post-qualification amendment to include the company’s recent financial statements.

The company may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to the company. After the initial closing of this offering, the company expects to hold closings on at least a monthly basis.

The company is offering its securities in all states.

Commissions, Discounts, Expenses and Fees

The following table shows the maximum discounts, commissions, and fees payable to StartEngine Primary in connection with this offering by the company:

StartEngine processing fee paid by investors to StartEngine (1)	$350,373
StartEngine commission paid by the company to StartEngine (2)	$350,373
Warrants issued to StartEngine (3)	$74,627
StartEngine out of pocket expenses paid by the company (4)	$15,000

(1)	Investors will be required to pay directly to StartEngine Primary a processing fee equal to 3.5% of the investment amount at the time of the investors’ subscription. The processing fee shall not exceed $700 for any investor.

(2)	StartEngine Primary will receive commissions paid by the company of 3.5% of the offering proceeds.

(3)	StartEngine Primary will be issued a warrant to purchase the number of shares of Common Stock equal to 2% of the shares sold in this offering (excluding Bonus Shares), rounded to the nearest whole share. Assuming the company raises the maximum amount in this offering, it would issue a warrant to purchase 74,627 shares of Common Stock at $2.68 per share to StartEngine Primary. Any shares StartEngine Primary receives from the exercise of the warrants to purchase shares equal to 2% of the gross proceeds sold through StartEngine Crowdfunding, Inc. in this offering (excluding Bonus Shares) are subject to a 180 day lock-up period pursuant to FINRA Rule 5110(e)(1).

(4)	The company will also pay $15,000 to StartEngine Primary for out of pocket accountable expenses paid prior to commencing. This fee will be used for the purpose of coordinating filings with regulators and conducting a compliance review of the company’s offering. Any portion of this amount not expended and accounted for will be returned to the company.

Assuming the full amount of the offering is raised, the company estimates that the total commissions, discounts, expense and fees of the offering payable or owed to the company and the investors to StartEngine Primary will be approximately $1,951,316. No fees or commissions will be paid with respect to the issuance of Bonus Shares in this offering.

The company will pay a cash commission of 3.5% to StartEngine Primary on sales of the Common Stock, and the company will issue warrants for StartEngine Primary to purchase up to 2% of the Common Stock sold through StartEngine Primary (excluding Bonus Shares) at an exercise price of $2.68 per share. The company will also pay a $15,000 advance fee for reasonable accountable out of pocket expenses actually anticipated to be incurred by StartEngine Primary. Any unused portion of this fee not actually incurred by StartEngine Primary will be returned to the company. FINRA fees will be paid by the company. This does not include processing fees paid directly to StartEngine Primary by investors. StartEngine Primary will charge you a non-refundable processing fee equal to 3.5% of the amount you invest at the time you subscribe for our securities. The processing fee shall not exceed $700 for any investor.

StartEngine Primary, LLC will comply with Lock-Up Restriction required by FINRA Rule 5110(e)(1), not selling, transferring, assigning, pledging, or hypothecating or subjecting such to any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities commission for a period of 180 days beginning on the date of commencement of sales of the public equity offering with respect to the Securities Commission, unless FINRA Rule 5110(e)(2) applies. Pursuant to FINRA Rule 5110(g), StartEngine Primary will not accept a securities commission in options, warrants or convertibles which violates 5110(g) including but not limited to (a) is exercisable or convertible more than five years from the commencement of sales of the public offering; (b) has more than one demand registration right at the issuer's expense; (c) has a demand registration right with a duration of more than five years from the commencement of sales of the public offering; (d) has a piggyback registration right with a duration of more than seven years from the commencement of sales of the public offering; (e) has anti-dilution terms that allow the participating members to receive more shares or to exercise at a lower price than originally agreed upon at the time of the public offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; or (f) has anti-dilution terms that allow the participating members to receive or accrue cash dividends prior to the exercise or conversion of the security.

Bonus Shares for Perks:

Certain investors in this offering are eligible to receive bonus shares of Common Stock, which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional shares for their shares purchased (“Bonus Shares”) up to 10% of the shares they purchase, depending upon perks described below. The StartEngine processing fee will be assessed on the full share price of $2.68 for the purchased shares, and not any Bonus Shares.

Volume

$10,000+ Investment: 5% Bonus Shares

$25,000+ Investment: 10% Bonus Shares

$50,000+ Investment: 15% Bonus Shares

$100,000+ Investment: 20% Bonus Shares

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT PURCHASE PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

Forum Selection Provision

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the company based on the subscription agreement to be brought in a state or federal court of competent jurisdiction in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The subscription agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the agreement, including any claim under federal securities laws. By signing the subscription agreement an investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

USE OF PROCEEDS TO ISSUER

The table below sets forth our estimated use of proceeds from the common shares being offered in this offering circular, assuming we sell $10,000,000 in common shares, which represents the value of shares available to be offered as of the date of this offering circular.

During the course of the offering, the company may issue Bonus Shares as described under “Plan of Distribution.” The issuance of Bonus Shares does not affect the potential proceeds that may be received by the company.

	$1,000,000	$2,500,000	$7,500,000	$10,000,000
Raise Amount w/ processing fees	$1,035,000	$2,587,500	$7,762,500	$10,350,000
Gross Proceeds	$1,035,000	$2,587,500	$7,762,500	$10,350,000

Accounting Fees	$2,000	$2,000	$2,000	$2,000
Legal Fees	$53,000	$53,000	$53,000	$53,000
Other Fees	$15,000	$15,000	$15,000	$15,000
Advertising Expenses	$200,000	$500,000	$1,500,000	$2,000,000
StartEngine Commissions	$35,000	$87,500	$262,500	$350,000
Total Offering Expenses	$305,000	$657,500	$1,832,500	$2,420,000

Investor Fee	$35,000	$87,500	$262,500	$350,000

Proceeds Available For Use	$695,000	$1,842,500	$5,667,500	$7,580,000

Aircraft Construction	$375,000	$1,125,000	$1,875,000	$2,625,000
Other Equipment Purchases	$50,000	$150,000	$250,000	$350,000
Location Construction Fees	$0	$0	$2,000,000	$3,000,000
Tour Asset Purchaes	$250,000	$500,000	$1,000,000	$1,000,000
R&D and General Corporate Purposes	$20,000	$67,500	$542,500	$605,000
Total Expenditures	$695,000	$1,842,500	$5,667,500	$7,580,000

The company reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

THE COMPANY’S BUSINESS

Overview

We founded the company in 2017 in order to make the joy and utility of personal, vertical flight accessible to everyone. The company has developed a personal aircraft named HEXA, an entirely new type of personal, electric vertical take-off and landing (eVTOL) aircraft, that it hopes to make available to everyone.

Started in 2017 and flying manned since 2018, LIFT is presently in an important pre-commercial stage. This stage includes a combination of producing aircraft (the company is one of the only eVTOL companies in production) and important safety testing. We recently received an important airworthiness approval from the US Air Force and plan to pass a safety board (including the Former Head of Aviation Safety at NASA, an advisor of ours) before conducting commercial operations. While launching is directly dependent on safety checks (something we hold sacred), we do expect to begin customer flights in 2022.

The Problem

The average American spends 54 hours stuck in traffic each year - nearly 7 full working days - resulting in ~3.3 billion gallons of wasted fuel and $179 billion in lost productivity. 85% of these trips are less than 15 miles and 90% are single-occupant.

Traditional helicopters are an airborne alternative, but they require extensive training, produce extreme levels of noise, and are incredibly expensive to buy, operate, and maintain. This makes vertical flight inaccessible to all but the wealthiest individuals and severely limits use by public agencies for emergency response. Further, commercial aviation contributes 2.4% of the world’s carbon emissions. In 2019, that was 905 million tons of CO2.

We believe these trips are, instead, best served point-to-point flights in personal scale, hover-optimized eVTOL aircraft capable of taking off and landing virtually anywhere.

Principal Products and Services

HEXA, LIFT’s FAA Part 103 ultralight multi-rotor, amphibious, production all-electric aircraft democratizes the experience of human flight. In addition to recreation and eventual transportation, the company envisions HEXA being flown for first response and defense missions as well.

HEXA was purpose-built for aerial micro-mobility. Because the vast majority of car trips are <15 miles, we designed HEXA to be the safest possible aircraft for short range flights. We chose a hover-optimized design for enhanced levels of maneuverability, wind resilience, and redundancy.

While some eVTOL developers have winged aircraft capable of longer-range flight, we determined the incremental time savings achieved with wings are not worth the tradeoffs in safety and hover performance for short range flights. Capable of speeds up to 90 mph, HEXA can fly up to 15 miles in 10 minutes.

HEXA was designed for safety, with multiple redundancies and failsafes.

While conventional aircraft parachutes require hundreds of feet of altitude, HEXA’s whole-aircraft ballistic parachute deploys autonomously and is effective as low as 40 feet above ground level.

While ultralights are not certified by the FAA, we are working closely with the US Air Force on safety and airworthiness, as well as our safety board, which includes the former Chief of Aviation Safety at NASA.

LIFT Aircraft has a fundamentally unique strategy in the emerging eVTOL industry, using the FAA’s Part 103 “Ultralight” rules to develop an aircraft that can be rented to and piloted by anyone, with no pilot’s license or FAA certification required.

Rather than selling HEXA to end-users, LIFT is developing “vertiport” locations where anyone can rent and fly HEXA in a scenic, controlled environment within geospatially mapped and geofenced flight areas. In case of emergency, LIFT mission control can remotely take over and land the aircraft.

Our end-to-end flying experience will include VR simulator training with a dedicated flight instructor.

When flown for recreation, ultralights are limited to daytime flight over uncongested areas. However, when operated by federal, state, or local government agencies, ultralights can be flown without special limitations (Part 91 rules).

HEXA is modular by design, with the powertrain, flight control system, and ballistic parachute all located in the top rotor assembly.

The cabin and landing gear can be swapped with any payload, enabling a variety of manned and unmanned applications, including heavy lift cargo, fire response, and medical evacuation.

Market

The emerging UAM market is predicted to be worth $104 billion in 2023 and $1 trillion by 2040. Our beach-head strategy is to first target markets that don’t require time-consuming aircraft certification or breakthroughs in battery technology for viability. These markets include experiential entertainment (projected to reach $12 billion by 2023), first response ($75 billion in 2020, the company estimates), and military ($57 billion in 2020).

Urban Air Mobility (UAM) in 2040
$1T
Urban Air Mobility (UAM)
$104B in 2023
Emergency Response
$75B in 2020
Military & Defense
$57B in 2020
Entertainment & Recreation
$12B in 2023
UAM Aircraft Projected Sales
$3B in 2023

Public market investors are recognizing the urban air mobility opportunity, as evidenced by recent public listings, such as Joby Aviation (NYSE: JOBY), Archer (NYSE: ACHR), EHang (NASDAQ: EH), Vertical Aerospace (NYSE: EVTL) and Lilium (NASDAQ: LILM). These companies are also developing eVTOL aircraft and related services, and despite being in the early stages of commercialization, have market capitalizations in the 100s of millions, or billions of dollars.

Competition

While the advanced air mobility industry is still early, a few companies have made significant strides. This indicates strong opportunity in the market for our aircraft.

Companies that are notable in a similar vehicle class are Opener and Japanese company Skydrive. Companies that have built slightly larger, but similar vehicle configurations include German company Volocopter and Chinese company eHang (NASDAQ: EH).

Notably, the larger air taxi market has been heating up in the USA. JOBY (NYSE: JOBY) has completed a SPAC merger and several other eVTOL air taxi companies have completed the de-SPAC process. LIFT is starting with a single-seat aircraft and plans to explore this market in our long-term strategy.

Raw Materials/Suppliers

Our sole supplier of carbon fiber airframes is Qarbon Aerospace (Thailand) Ltd. Qarbon Aerospace (Foundation) LLC in the United States is anticipated to be our sole final assembly provider. Our agreement with Qarbon Aerospace may be terminated by the company by providing written notice to Qarbon Aerospace of its desire to terminate the agreement and in such case the company must pay Qarbon Aerospace’s costs incurred in connection to any portion of the terminated purchase order plus a reasonable allowance for profit. The company may also terminate the agreement for cause in the event that Qarbon Aerospace violates a material term of the agreement. Furthermore, under the agreement we are responsible to indemnify Qarbon Aerospace and certain affiliated parties from losses arising out of any use of the products Qarbon Aerospace manufacturers for us. Finally, the company is obligated to indemnify Qarbon Aerospace from any losses arising from our design of the products Qarbon Aerospace manufacturers for us.

We also have single suppliers for several components including the autopilot computers (Embention), ballistic parachutes (ParaZero), and motors and props (T-Motor). If any of these companies ceases supplying and/or serving us we would have to find and qualify alternate suppliers.

Employees

The company currently has 17 employees and full-time contractors.

Regulation

Our business is heavily regulated. We deal with numerous U.S. government agencies and entities, including but not limited to all of the branches of the U.S. military, NASA, the Federal Aviation Administration (FAA) and the Department of Homeland Security. Similar government authorities exist in our non-U.S. markets.

Commercial Aircraft. In the U.S., our commercial aircraft products are required to comply with FAA regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety. Outside the U.S., similar requirements exist for airworthiness, installation and operational approvals. These requirements are generally administered by the national aviation authorities of each country and, in the case of Europe, coordinated by the European Union Aviation Safety Agency. LIFT strategically chose to design HEXA to comply with United States Federal Aviation Regulations Part 103 ultralight guidelines, which means that LIFT can operate HEXA without formal FAA certification, subject to part 103 limitations. However, LIFT may choose to pursue FAA certification for HEXA in the future to increase the scope of flight operations, and potential future aircraft designed by LIFT may require formal FAA certification. Additionally, other international jurisdictions may not have equivalent ultralight guidelines, and LIFT may need to certify HEXA with the relevant local aviation authorities to operate in international markets.

The United States Federal Aviation Administration does require approval for permanent vertiport locations, also known as “ultralight flight parks” or “heliports”. LIFT has received a “Conditional No Objection” approval for its first proposed fixed vertiport in Austin, TX. However, the approval noted that as vertiport design standards have not been finalized, the FAA reserves the right to provide future input/conditions on this proposal and inspect the location at a later date and make recommendations with respect to design and safety standards. LIFT will need similar approvals from the FAA to develop other fixed vertiports in the United States.

Environmental. We are subject to various federal, state, local and non-U.S. laws and regulations relating to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We continually assess our compliance status and management of environmental matters to ensure our operations are in compliance with all applicable environmental laws and regulations. Investigation, remediation, and operation and maintenance costs associated with environmental compliance and management of sites are a normal, recurring part of our operations. These costs often are allowable costs under our contracts with the U.S. government. It is reasonably possible that costs incurred to ensure continued environmental compliance could have a material impact on our results of operations, financial condition or cash flows if additional work requirements or more stringent clean-up standards are imposed by regulators, new areas of soil, air and groundwater contamination are discovered and/or expansions of work scope are prompted by the results of investigations.

A Potentially Responsible Party (PRP) has joint and several liability under existing U.S. environmental laws. Where we have been designated a PRP by the Environmental Protection Agency or a state environmental agency, we are potentially liable to the government or third parties for the full cost of remediating contamination at our facilities or former facilities or at third-party sites. If we were required to fully fund the remediation of a site for which we were originally assigned a partial share, the statutory framework would allow us to pursue rights to contribution from other PRPs.

Non-U.S. Sales. Our non-U.S. sales are subject to both U.S. and non-U.S. governmental regulations and procurement policies and practices, including regulations relating to import-export control, tariffs, investment, exchange controls, anti-corruption, and repatriation of earnings. Non-U.S. sales are also subject to varying currency, political and economic risks.

Intellectual Property

We have received or filed for the following patents:

Title	Type	Application #	Filing Date	Status	Issue Date	Patent #
Aircraft with Distributed Power System, Distributed Control System, and Safe Deployment Mechanism for Ballistic Recovery System	Utility: Non-Provisional	16 /708,283	12/9/2019	Pending
Aerial Vehicle	Design	29 /716,376	12/9/2019	Issued	9/21/2021	D931182

We also have a registered trademark for “LIFT AIRCRAFT”, registration number 5468981.

Litigation

There are no legal proceedings pending against the company.

THE COMPANY’S PROPERTY

LIFT has leased a prospective location for its first fixed vertiport in Austin, TX and is currently evaluating architectural and construction plans for redevelopment, which is expected to commence in the fourth quarter of 2022. The lease is for 5 years terminating April 2026 with an option for further extension. The company also leases an aircraft warehouse, R&D and testing facility in Hungary on a year-to-year basis. The company has also been granted use of an aircraft storage and flight test facility on the JJ Pickle Research campus of the University of Texas at Austin. The company also leased an office space in Austin, Texas in 2022.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our audited financial statements for the fiscal years ended December 31, 2021 and 2020, and related notes included in this offering Circular. In addition, we have provided our unaudited interim financial statements for the six-month periods ended June 30, 2022 and 2021. The unaudited interim statements may not include year-end adjustments necessary to make those financial statements comparable to audited results. In the opinion of management, all adjustments necessary to make the unaudited interim financial statements not misleading have been included. You should read the following discussion and analysis of our financial condition in conjunction with these statements.

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

General

We were formed as a Delaware corporation on September 22, 2017. The company is developing and implementing a fleet of vertical take-off, electric aircraft (named HEXA). Company operations to date have been primarily funded by the sale of convertible notes and U.S. Air Force SBIR grants.

Results of Operations

The following represents our performance highlights:

Results of Operations for the six-month period ended June 30, 2022 compared to the six-month ended June 30, 2021

Revenues

Revenues decreased by $375,871 (or 19.82%) to $1,520,575 for the six-month period ended June 30, 2022 (“Interim 2022”) from $1,896,446 for the six-month period ended June 20, 2021 (“Interim 2021”). The decrease in revenue was driven by a decrease in USAF contract milestone payments in the first half of 2022, partially offset by higher revenue from a contract with another customer.

Operating Expenses

Our operating expenses consist of general and administrative expenses, location operations expenses, sales and marketing expenses, research and development expenses, and depreciation expenses. The company recorded total operating expenses of $3,129,528 in Interim 2022 compared with $1,500,123 in Interim 2021. The increase of $1,629,405 (or 108.62%) in our total operating expenses resulted largely from a year-over-year increase of $535,898 (or 97.35%) in research and development expense as we hired additional flight test and engineering personnel and incurred additional expenses to continue our development program, a year-over-year increase of 546,836 (or 142.81%) in general and administrative expense as we hired additional corporate staff and incurred higher professional expenses including for our Reg CF offering, a year-over-year increase of $214,397 (or 51.82%) in depreciation expense as we depreciated a higher amount of fixed assets including production tooling and finished HEXAs, a year-over-year increase of $214,490 (or 230.74%) in sales and marketing expense as we hired a greater number of marketing employees and contractors and a year-over-year increase of $117,785 (or 196.37%) in location operations as we paid a lease on our proposed initial fixed vertiport and incurred various other location development expenses.

Other Income and Expenses

The company incurs other expenses which are comprised of interest expenses and other items, less other income. Our other expenses decreased by $5,022 (or8.43%) to $54,535 for Interim 2022 from $59,557 in Interim 2021. The decline in other expenses was driven by lower interest expense due to conversion of the company’s convertible notes in Interim 2022 offset by income from PPP loan forgiveness in Interim 2021.

Net loss

Accordingly, the company had a net loss of $1,663,488 in Interim 2022 compared to net income of $107,169 in Interim 2021.

Results of Operations for the fiscal ended December 31, 2021 compared to the fiscal ended December 31, 2020

Revenues

Revenues increased by $1,311,623 (or 93.04%) to $2,721,375 for the year ended December 31, 2021 (“Fiscal 2021”) from $1,409,752 for the year ended December 31, 2020 (“Fiscal 2020”). The increase in revenue was driven by revenue recognized under LIFT’s U.S. Air Force SBIR contracts and other grants, as well as additional revenue from the Neom contract which commenced January 2021.

Operating Expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses. The company recorded total operating expenses of $3,833,186 in Fiscal 2021 compared with $1,798,911 in Fiscal 2020. The increase of $2,034,275 (or 113.08%) in our total operating expenses resulted largely from a year-over-year increase of $698,274 (or 126.63%) in research and development expense as we hired additional flight test and engineering personnel and incurred additional expenses to continue our development program, a year-over-year increase of $468,236 (or 66.19%) in general and administrative expense as we hired additional corporate staff and incurred higher professional expenses including for our Reg CF offering, a year-over-year increase of $463,772 (or 101.21%) in depreciation expense as we depreciated a higher amount of fixed assets including production tooling and finished HEXAs, a year-over-year increase of $161,770 (or 197.53%) in sales and marketing expense as we hired a greater number of marketing employees and contractors and $242,223 in location operations as we paid a lease on our proposed initial fixed vertiport and incurred various other location development expenses.

Other Income and Expenses

The company incurs other expenses which are comprised of interest expenses plus depreciation expenses, less other income. Our other expenses increased by $146,173 (or 62.93%) to $378,452 for Fiscal 2021 from $232,279 in Fiscal 2020. The increase was largely due to a year-over-year increase of $115,967 (or 64.93%) in interest expenses. This increase in interest expenses is due to a larger balance of convertible notes outstanding.

Net loss

Accordingly, the company’s net loss increased to $1,552,082 in Fiscal 2021 from $514,072 in Fiscal 2020.

Liquidity and Capital Resources

As of the date of this Offering Circular, we have primarily been funded from the issuance of convertible notes and common stock in a Regulation Crowdfunding offering, along with revenue generated by research, development, test and evaluation contracts with the U.S. Air Force and other customers. As of May 6, 2022, the company had approximately $886,000 in cash and cash equivalents on hand. We believe that the proceeds from this offering, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements through December 31, 2023. As of the close of the offering in June 2022, the company has raised approximately $4,808,128 in its Regulation Crowdfunding offering out of a maximum total of $4,999,975.40. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

As part of its issuance of bridge convertible notes in advance of its Regulation CF securities offering, the company agreed to issue lead investor DecisivePoint a $750,000 common stock warrant to be struck at the per-share price of a future Regulation A securities offering price. Since the Regulation A per-share price is not yet known, the warrant has not yet been issued but the liability has been recognized.

In July 2022, the company entered into a sale-leaseback agreement with a third-party finance company for three aircraft totaling approximately $1,282,357. The agreement calls for the company to lease the three aircraft for 30 months with a provision to repurchase the aircraft at the end of the lease term.

Plan of Operations

The company plans to continue our defense development and launch consumer rental flight operations at fixed and mobile vertiport locations as well as pursue a 3-year roadmap to beginning operational first response flights. LIFT has completed several research, development and test contracts with the U.S. Air Force and has worked with the USAF to apply for a larger Strategic Financing (STRATFI) contract to cover a three-year period. If awarded, this contract will use HEXA as a testbed aircraft for hybrid and autonomous technologies with the goal of using HEXA to meet the USAF’s stated need for an agile autonomous logistics platform. The company has also leased a location that it plans on redeveloping into its first fixed location vertiport where consumers can train, rent and fly HEXAs in a controlled environment. Additionally, the company plans to launch a touring operation which will bring HEXAs to various cities in the United States for consumer flights. In the long term, we envision HEXA flying numerous vital defense missions and improving rapid response from medical, fire and law enforcement personnel.

Trend Information

The company expects our operating results to change substantially upon launching flight location operations as well upon potential receipt of the pending STRATFI contract. Launching consumer flight operations and/or receiving new defense contracts would increase revenue, but also require increased expenditures for headcount and other items. Launching consumer flight operations will also cause an increase in capital expenditures to develop vertiports. The company also generally expects to increase hiring, particularly for research, development and flight testing.

In the short term, the company has been affected by the general increase in prices for raw materials and components, as well as higher shipping expenses. In the intermediate and long term, LIFT expects to benefit from ongoing improvements in the power and reliability of lithium-based batteries to increase HEXA’s flight capabilities and range. The company also believes that much like in the automotive industry, increased electrification will be the trend in the aviation industry as the world attempts to reduce carbon emissions by adopting alternatives to fossil fuels.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our shareholders could receive less information than they might expect to receive from more mature public companies.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Matthew Chasen	Chief Executive Officer	47	2017 – Present	Full-time
Kenneth Miller	Chief Financial Officer	47	2021 – Present	Full-time

Director:
Matthew Chasen	Director	47	2017 – Present	N/A

Significant Employees:
Balazs Kerulo	Chief Engineer	43	2018 – Present	Full-time
Kevin Rustagi	Director of Business Development	33	2019 – Present	Full-time
Jace McCown	Director of Flight Operations	37	2020 – Present	Full-time
Kristin Giffin	Director of Marketing and Communications	53	2020 – Present	Full-time

Matt Chasen, Founder, CEO and Sole Director

Matt is a serial entrepreneur, investor, and adventure sports enthusiast. While getting his MBA at The University of Texas in 2003, Matt founded uShip – the first and largest online marketplace for shipping with over $200M in annual gross sales. Matt served as uShip’s CEO until 2016 and received a Best CEO award from the Austin Business Journal (2012). He has earned Austin Under 40 and Texas “Rising Star” honors (2011) and was an E&Y Entrepreneur of the Year finalist (2010). Prior to business school, Matt was an engineer at Boeing in Seattle, where he worked on the F-22 Fighter, Airborne Laser, and other advanced aerospace projects. Prior to Boeing, Matt earned a Bachelor’s degree in mechanical engineering from the University of Texas at Austin and was a NASA scholarship recipient.

Kenny Miller, Chief Financial Officer

Prior to joining LIFT, Kenny led technology, telecom, and media investing for Nokomis Capital from 2009-2021. He previously held financial management and investing positions with Bonanza Capital, Applied Materials, JatoTech Ventures, and Goldman, Sachs & Co. He received his BBA in Finance from the University of Texas at Austin and his MBA from the University of California at Berkeley.

Balazs Kerulo, Chief Engineer

Balazs was one of the first to ride a man-sized multicopter, back in 2015. He has a degree in aeronautical engineering and is a trained professional fixed-wing pilot. He has extensive experience in digital twin technologies, simulation and programming. Before joining LIFT, he was founder and CEO of eVTOL startup ByeGravity Plc. Balazs holds a Master of Communications degree from University of Szeged and an Aircraft Engineering degree from College of Nyiregyhaza.

Kevin Rustagi, Director of Business Development

Kevin coordinates partnerships for R&D, Agility Prime, and first response use. His prior experience includes co-founding high-tech apparel company Ministry of Supply and working on the iPhone’s speaker grille at Apple. He holds MBA and Master’s of Mechanical Engineering degrees from Stanford University and a Bachelor’s in Mechanical Engineering from the Massachusetts Institute of Technology.

Jace ‘Digit’ McCown, Director of Flight Operations and Chief Pilot

Jace is a licensed Commercial Pilot, a Certified Flight Instructor, and a licensed Small Unmanned Aircraft System Remote Pilot. Prior to joining LIFT, Jace was a Flight Test Engineer & Chief Pilot at Skyways Air Transportation and is a veteran of the United States Air Force. He received his BS in Computer Engineering from the US Air Force Academy and his Graduate Certificate in Agroforestry from the University of Missouri-Columbia.

Kristin Giffin, Director of Marketing and Communications

Kristin is a proven team leader, project manager, and program director. Prior to joining LIFT, Kristin was the Senior Communications Director for Children’s Hunger Fund, a Charity Navigator 4-star international nonprofit organization that has delivered more than $1B in food and aid. Earlier in her career, Kristin performed as a professional actress, singer and dancer. She holds an Associate of Arts degree from Moorpark College.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2021 we anticipate final compensation of our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Matthew Chasen	CEO	$240,000	-	$240,000
Kevin Rustagi	Director of Business Development	$120,000	-	$120,000
Jace McCown	Director of Flight Operations	$97,735.44	Options to purchase 250,000 shares of Common Stock at a purchase price of $0.03 per share.	$97,735.44, plus options to purchase 250,000 shares of Common Stock at a purchase price of $0.03 per share.

For the fiscal year ended December 31, 2021, we paid our directors as a group $0. There is 1 director in this group, Matthew Chasen.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of December 31, 2021, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)
Common	Matthew Chasen	35,000,000	0	49%
Common	The MBC 2011 Trust(3)	7,500,000	0	11%
Common	The MRC 2011 Trust(4)	7,500,000	0	11%
Common	All executive officers and directors	37,115,000	0	55%

(1)	The address for all the executive officers, directors, and beneficial owners is 3402 Mount Bonnell Road, Austin, TX 78731

(2)	The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

(3)	The MBC 2011 Trust, is a trust with one of Matthew Chasen’s minor children as beneficiary.

(4)	The MRC 2011 Trust, is a trust with one of Matthew Chasen’s minor children as beneficiary

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On September 27, 2021, Marvin Chasen, an immediate family member of our CEO, Matthew Chasen, invested $30,000 in the company’s convertible seed notes. The note had identical terms to the notes issued to other, unrelated investors. Marvin also invested $70,001 in the company’s Regulation Crowdfunding offering.

On September 27, 2021, Noah Chasen, an immediate family member of our CEO, Matthew Chasen, invested $40,000 in the company’s convertible seed notes. The note had identical terms to the notes issued to other, unrelated investors. Noah also invested $105,998 in the company’s Regulation Crowdfunding offering.

On October 16, 2017, Matthew Chasen, our CEO, invested $10,000 in the company’s convertible seed notes. The note had identical terms to the notes issued to other, unrelated investors.

SECURITIES BEING OFFERED

The company is offering a maximum of 4,777,612 shares of Common Stock, with 3,731,343 issues for cash consideration at an offering price of $2.68 per share, plus up to 746,269 additional shares of Common Stock eligible to be issued as Bonus Shares for no additional consideration.

Our shares will not be certificated. The price of our shares has been arbitrarily established by us after giving consideration to numerous factors, including market conditions and the perceived valuations. The price of our shares may not be in any way indicative of the company’s actual value following the completion of this Offering.

Description of Capital Stock

The following description summarizes the most important terms of the company’s capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the company’s amended and restated certificate of incorporation, as amended, and bylaws, copies of which have been filed as Exhibits 2.1 and 2.2, respectively, to the Offering Statement of which this Offering Circular forms a part. For a complete description of the company’s capital stock, you should refer to the amended and restated certificate of incorporation and bylaws of the company and to the applicable provisions of Delaware law.

The company has authorized 140,000,0000 shares of Common Stock of the company and ended and Restated Certificate of Incorporation. A form of the company’s Amended and Restated Certificate of Incorporation intended to be filed with the State of Delaware prior to the qualification of this Offering is filed as Exhibit 2.1 to the Offering Statement, of which this Offering Circular forms a part.

The rights and preferences of our Common Stock are described below.

We adopted a stock plan in March 2018 (the “Plan”). 20,485,500 shares of the company’s Common Stock are eligible for issuance pursuant to the Plan. As of July 1, 2022, 232,300 shares remain available under the Plan.

Convertible Notes

The company has issued convertible notes with an aggregate principal amount of $8,567,107. Of the $8,567,107 balance as of December 31, 2021, $1,522,107 matures on March 31, 2022, bearing interest at 4 percent per annum with a $8,000,000 valuation cap; $5,275,000 matures on March 31, 2022, bearing interest at 4 percent per annum with a $36,000,000 valuation cap; and $1,770,000 matures on September 30, 2023, bearing interest at 4 percent per annum with a $150,000,000 valuation cap. The convertible notes are convertible into common or preferred shares of the company upon an offering of the company’s common or preferred stock for aggregate gross proceeds of at least $1,000,000 or $3,000,000, depending on the note, for a price per share equal to 80% of the price paid by purchasers of the common or preferred stock or the respective valuation caps, whichever is lesser. These notes converted into an aggregate of 27,680,949 shares of the company’s Common Stock on March 3, 2022.

Common Stock

The company has authorized 140,000,000 shares of Common Stock, par value $0.00001 per share. The rights of the holders of our Common Stock are summarized below.

Voting Rights

Holders of shares of Common Stock are entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends, holders of the Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. The company has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future on its Common Stock.

Liquidation Rights

In the event of the company’s liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock.

Voting Proxy

Each investor in this offering shall appoint the CEO of the company or his or her successor, as the investor’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution to take the following actions on behalf of the investor: (i) vote all shares of Common Stock, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under the proxy, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the investor pursuant to the proxy are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the investor is an individual, will survive the death, incompetency and disability of the investor and so long as the investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the Common Stock. However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the SEC. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

FINANCIAL STATEMENTS

LIFT AIRCRAFT INC.

(a Delaware corporation)

Interim Unaudited Financial Statements

For the six months ended June 30, 2022 and 2021

LIFT AIRCRAFT INC.
BALANCE SHEETS
As of June 30, 2022, and December 31, 2021
Unaudited, See Notes to the Financial Statements

	June 30, 2022	December 31, 2021
TOTAL ASSETS
Current Assets
Cash and cash equivalents	$843,502	$1,093,543
Accounts receivable	569,962	350,598
Funds receivable	96,600	96,600
Project works in progress, net	1,953,212	2,278,939
Other current assets	119,350	69,719
Total Current Assets	3,582,625	3,889,399

Non-Current Assets
Fixed assets, net	5,424,629	4,330,140
TOTAL ASSETS	$9,007,254	$8,219,539

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Current Liabilities
Accounts and credit cards payable	$316,797	$365,714
Deferred revenue	668,896	663,577
Other current liabilities	(580)	3,711
Convertible loans payable, current	0	6,797,107
Accrued interest on convertible notes payable, current	0	595,627
Total Current Liabilities	985,113	8,425,736

Non-Current Liabilities
Convertible loans payable, non-current	0	1,770,000
Accrued interest on convertible notes payable	0	16,220
Warrant liability	750,000	750,000
Other long-term liabilities	6,041	26,595

TOTAL LIABILITIES	1,741,155	10,988,551

Shareholders’ Equity
Common stock, voting (140,000,000 shares of $0.00001 par value shares authorized, 98,306,258 and 69,910,801 shares outstanding as of June 30, 2022 and December 30, 2021)	0	0
Additional paid-in capital	13,300,149	1,609,612
Share-based compensation	30,948	22,885
Accumulated deficit	(6,064,998)	(4,401,509)
TOTAL SHAREHOLDERS’ EQUITY	7,266,099	(2,769,012)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,007,254	$8,219,539

LIFT AIRCRAFT INC. STATEMENT OF OPERATIONS
Six months ended June 30, 2022 and 2021
Unaudited, See Notes to the Financial Statements

	June 30, 2022	June 30, 2021
Revenues, net	$1,520,575	$1,896,446
Cost of revenue	0	229,597
Gross margin	1,520,575	1,666,849

Operating Expenses:
General and administrative	929,762	382,926
Location operations	177,766	59,981
Research and development	1,086,385	550,487
Sales and marketing	307,447	92,957
Depreciation expense	628,169	413,772
Total Operating Expenses	3,129,528	1,500,123

Net operating income (loss)	(1,608,953)	166,726

Other Expense:
Other income (expense)	2,736	77,606
Interest (expense), net	(57,271)	(137,164)

Net Income (Loss)	$(1,663,488)	$107,169

LIFT AIRCRAFT INC.
STATEMENT OF SHAREHOLDERS’ EQUITY/DEFICIT
Six months ended June 30, 2022 and 2021
Unaudited, See Notes to the Financial Statements

	Common Stock	Additional Paid-in Capital	Share-based Compensation	Accumulated Deficit	Total Shareholders’ Capital (Deficit)
Balance as of January 1, 2021	0	0
Additional paid-in capital		13,571			13,571
Share based compensation			5,864		5,864
Net Income (Loss)				107,169	107,169
Balance as of June 30, 2021	0	$13,571	$14,073	$(2,742,259)	$(2,714,615)

Balance as of January 1, 2022	0	$1,609,612	$22,885	$(4,401,509)	$(2,769,012)
Additional paid-in capital		11,690,537			11,690,537
Share based compensation			8,603		8,063
Net Income				(1,663,488)	(1,663,488)
Balance as of June 30, 2022	0	$13,300,149	$30,948	$(6,064,998)	$7,266,099

LIFT AIRCRAFT INC.
STATEMENT OF CASH FLOWS
Six months ended June 30, 2022 and 2021
Unaudited, See Notes to the Financial Statements

	June 30, 2022	June 30, 2021
Cash Flows From Operating Activities
Net Income (Loss)	$(1,663,488)	$107,169
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	628,169	413,772
Share-based compensation	8,063	5,864
Deferred interest	57,271	134,825
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	(219,364)	(180,500)
(Increase) Decrease in funds receivable	0	0
(Increase) Decrease in project works in progress	325,727	(619,370)
(Increase) Decrease in other current assets	(49,630)	(6,428)
Increase (Decrease) in accounts payable	(48,917)	156,055
Increase (Decrease) in deferred revenue	5,319	(6,368)
Increase (Decrease) in other current liabilities	(4,291)	(69,401)
Increase (Decrease) in deferred rent	(20,554)	20,149
Net Cash Used In Operating Activities	(981,696)	(44,233)

Cash Flows From Investing Activities
Capital expenditures	(1,722,658)	(972,192)
Net Cash Used In Investing Activities	(1,722,658)	(972,192)

Cash Flows From Financing Activities
Proceeds (conversion) of convertible notes payable	(9,236,224)	0
Proceeds (forgiveness) from PPP loan payable	0	(55,275)
Proceeds equity sales, option exercises and conversion	11,690,537	13,571
Net Cash Provided By Financing Activities	2,454,313	(41,704)

Net Change In Cash	(250,041)	(1,058,129)

Cash at Beginning of Period	1,093,543	1,829,642
Cash at End of Period	$843,502	$771,513

LIFT AIRCRAFT INC.
NOTES TO THE FINANCIAL STATEMENTS
Six months ended June 30, 2022 and 2021

NOTE 1 - NATURE OF OPERATIONS

LIFT AIRCRAFT INC. (“the Company”, “LIFT” or “we”) is a corporation organized under the laws of the State of Delaware on September 22, 2017. The Company is developing, with US Air Force grants, and implementing a fleet of vertical take-off, electric aircraft (named HEXA).

Since inception, the Company has relied on raising equity and convertible loans as well as government grants and development contracts to fund its business.  The Company has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company’s ability to continue as a going concern once funds raised from investors have been exhausted.  These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of June 30, 2022, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account and checking account equivalents. The Company maintains the substantial majority of its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of June 30, 2022 and December 31, 2021, the Company had $843,502 and $1,093,543 cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment as services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company has not accrued for any bad debts as of these dates.

Sales Taxes

Various states may impose a sales tax on the Company’s sales to non-exempt customers. If required, the Company will collect the sales tax from customers and remits the entire amount to each respective state. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment

Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company maintained fixed assets with a net book value of $5,424,629 and $4,330,140 as of June 30, 2022 and December 31, 2021, respectively. These fixed assets have accumulated depreciation totaling $2,220,845 and $1,592,676 as of June 30, 2022 and December 31, 2021, respectively.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles (“GAAP”), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the “transition date”) using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from services are recognized as they are performed. Revenue from government grants are recognized as the terms of the grant are fulfilled.

In the first six months of 2022, 76 percent of the revenue was from a single customer while contracts with the US Air Force accounted for an additional 24 percent. In the first six months of 2021, 71 percent of the revenues recorded are from contracts with the US Air Force with the remaining 29 percent from a single customer.

Cost of Goods Sold

The Company recognized cost of sales for the first time in 2021, due to two incidents that caused damage to LIFT HEXA aircraft being used for testing and development. The Company recognized the damages in both incidents through cost of sales. There were no similar incidents in the first six months of 2022.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, “Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting”, clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company’s financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances have been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever be utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHARE CAPITAL

The Company has a single class of Common Stock. The Company has authorized 140,000,000 shares. The Company has 98,306,258 shares issued and outstanding as of June 30, 2022. The Company has an additional 2,206,550 shares reserved for options and restricted stock units that have not converted or vested into common shares yet.

Stock Split

The Company effected a 10:1 stock split in 2021, raising the number of authorized shares from 10,000,000 to 140,000,000.

Reg CF Securities Offering

During 2021 and 2022, the Company conducted a securities offering exempt from registration under Regulation CF. The Company conducted this offering on StartEngine. As of the close of the final disbursement on June 27, 2022 the Company has issued 1,846,359 shares in the offering and raised approximately $3,833,027 of cash net of approximately $839,218 of offering expenses and other platform holdbacks.

Warrant Liability

As part of its issuance of bridge convertible notes in advance of its Regulation CF securities offering (Seed Note III), the Company agreed to issue lead investor DecisivePoint a $750,000 common stock warrant to be struck at the per-share price of a future Regulation A securities offering price. Since the Regulation A per-share price is not yet known, the warrant has not yet been issued but the liability has been recognized.

NOTE 5 –DEBT

Convertible Notes

The Company has issued approximately $8,567,107 of convertible notes as of both June 30, 2022 and December 31, 2021. By March 2022 LIFT closed on four disbursements from its Reg CF offering, totaling $3,057,364 in gross disbursements for 1,230,790 shares of common stock, including “bonus shares” which triggered conversion of its convertible loans into common equity in March 2022. The shares from the convertible note conversions are included in the share total in Note 4. As of June 30, 2022, the company has no convertible notes outstanding.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions

Giving effect to outstanding options but not the unutilized option pool, CEO, Chairman and Founder Matthew Chasen constructively owns 49.8 percent of LIFT Aircraft Inc.’s fully diluted common stock outstanding as of June 30, 2022.

The Company does not and has not paid Mr. Chasen any rent, commissions, advances, licenses or royalties nor are there any loan arrangements between the company and Mr. Chasen. Mr. Chasen did purchase $10,000 of the Company’s convertible note payable. The Company also compensates Mr. Chasen for services rendered as chief executive.

As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm’s length transaction.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company has a limited operating history. The Company’s ability to continue is dependent upon management’s plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Finance Lease Transaction

In July 2022 the Company entered into a sale-leaseback agreement with a third party finance company for three aircraft totaling approximately $1,282,357. The agreement calls for the Company to lease the three aircraft for 30 months with a provision to repurchase the aircraft at the end of the lease term. The Company believes that the transaction constitutes a Finance Lease although the accounting treatment is still being finalized.

Reg A Securities Offering

The Company also plans on issuing up to $10,000,000 in common stock in an offering exempt from registration under Regulation A, also facilitated by StartEngine. The Company has submitted its initial offering registration statement to the US Securities and Exchange Commission and is awaiting qualification. The Company anticipates a similar per-share common stock price and “bonus share” offer as with the Regulation CF offering.

COVID-19 Related Actions

On March 10, 2020, the World Health Organization declared the coronavirus outbreak (“COVID-19”) to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company’s customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company’s financial condition or results of operations in the future is uncertain.

Management’s Evaluation

Management has evaluated subsequent events through August 25, 2022, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

LIFT AIRCRAFT INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2021 and 2020

INDEPENDENT AUDITOR’S REPORT

April 13, 2022

To:	Board of Directors, LIFT AIRCRAFT INC.

Re:	2021-2020 Financial Statement Audit

We have audited the accompanying financial statements of LIFT AIRCRAFT INC. (a corporation organized in Delaware) (the “Company”), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, shareholders’ equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, shareholders’ equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, CO

April 11, 2022

LIFT AIRCRAFT INC.
BALANCE SHEETS
As of December 31, 2021 and 2020
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	2021	2020
TOTAL ASSETS
Current Assets
Cash and cash equivalents	$1,093,543	$1,829,642
Accounts receivable	447,198	0
Project works in progress, net	2,278,939	1,076,915
Other current assets	69,719	49,358
Total Current Assets	3,889,399	2,955,915

Fixed assets, net	4,330,140	2,676,831

TOTAL ASSETS	$8,219,539	$5,632,746

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Current Liabilities
Accounts and credit cards payable	$365,714	$548,760
Deferred revenue	663,577	676,662
Other current liabilities	3,711	73,147
Convertible loans payable, current	6,797,107	0
Accrued interest on convertible notes payable, current	595,627	0
Total Current Liabilities	8,425,736	1,298,569

Convertible loans payable, non-current	1,770,000	6,797,107
Accrued interest on convertible notes payable, non-current	16,219	323,014
Warrant liability	750,000	0
PPP loan payable	0	55,275
Other long-term liabilities	26,595	0

TOTAL LIABILITIES	10,988,551	8,473,966

Shareholders’ Equity
Common stock, voting (140,000,000 shares authorized)	0	0
Additional paid-in capital	1,609,612	0
Share-based compensation	22,885	8,209
Accumulated deficit	(4,401,509)	(2,849,428)
TOTAL SHAREHOLDERS’ EQUITY	(2,769,012)	(2,841,219)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,219,539	$5,632,746

LIFT AIRCRAFT INC.
STATEMENT OF OPERATIONS
Calendar years ended December 31, 2021 and 2020
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	2021	2020
Revenues, net	$2,721,375	$1,409,752
Cost of goods sold - damages	229,597	0
Gross profit	2,491,778	1,409,752

Operating Expenses:
General and administrative	1,175,599	707,363
Location operations	242,223	0
Research and development	1,249,718	551,444
Sales and marketing	243,666	81,896
Depreciation expense	921,980	458,208
Total Operating Expenses	3,833,186	1,798,911

Net operating income (loss)	(1,341,408)	(389,159)

Other Expense:
Other income (expense)	83,889	53,683
Interest (expense), net	(294,563)	(178,596)

Net Loss	$(1,552,082)	$(514,072)

Basic earnings per share	(0.01)	(0.01)
Diluted earnings per share	(0.01)	(0.01)

LIFT AIRCRAFT INC.
STATEMENT OF SHAREHOLDERS’ EQUITY/DEFICIT
Calendar years ended December 31, 2021 and 2020
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	Common Stock	Additional Paid-in Capital	Share-based Compensation	Accumulated Deficit	Total Shareholders’ Capital (Deficit)
Balance as of January 1, 2020	$0	$0	$3,089	$(2,335,356)	$(2,332,267)
Share based compensation			5,119		5,119
Net Loss				(514,072)	(514,072)
Balance as of December 31, 2020	$0	$0	$8,209	$(2,849,428)	$(2,841,219)
Issuance of shares		1,609,612			1,609,612
Share based compensation			14,677		14,677
Net Loss				(1,552,082)	(1,552,082)
Balance as of December 31, 2021	$0	$1,609,612	$22,885	$(4,401,509)	$(2,769,012)

LIFT AIRCRAFT INC.

STATEMENT OF CASH FLOWS

Calendar years ended December 31, 2021 and 2020

See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	2021	2020
Cash Flows From Operating Activities
Net Loss	$(1,552,082)	$(514,072)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	921,980	458,208
Share-based compensation	14,677	5,119
Deferred interest	288,832	169,383
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	(447,198)	0
(Increase) Decrease in project works in progress	(1,202,024)	(1,060,477)
(Increase) Decrease in other current assets	(20,361)	(49,358)
Increase (Decrease) in accounts payable	(183,046)	488,590
Increase (Decrease) in deferred revenue	(13,085)	(61,586)
Increase (Decrease) in other current liabilities	(69,435)	73,147
Increase (Decrease) in other long-term liabilities	26,595	0
Net Cash Used In Operating Activities	(2,235,147)	(491,046)

Cash Flows From Investing Activities
Capital expenditures	(2,575,289)	(2,277,975)
Net Cash Used In Investing Activities	(2,575,289)	(2,277,975)

Cash Flows From Financing Activities
Proceeds of convertible notes payable	1,770,000	3,225,000
Proceeds from issuance of stock	2,359,612	0
Proceeds from / (forgiveness of) PPP loan payable	(55,275)	55,275
Net Cash Provided By Financing Activities	4,074,337	3,280,275

Net Change In Cash	(736,099)	511,254

Cash at Beginning of Period	1,829,642	1,318,388
Cash at End of Period	$1,093,543	$1,829,642

LIFT AIRCRAFT INC.
NOTES TO THE FINANCIAL STATEMENTS
Calendar years ended December 31, 2021 and 2020
See accompanying Independent Auditor’s Report

NOTE 1 - NATURE OF OPERATIONS

LIFT AIRCRAFT INC. (“the Company”, “LIFT” or “we”) is a corporation organized under the laws of the State of Delaware on September 22, 2017. The Company is developing, with US Air Force grants, and implementing a fleet of vertical take-off, electric aircraft (named the HEXA).

Since inception, the Company relied on raising convertible loans, issuing securities and government grants to fund its business.  The Company has an accumulated deficit in earnings since inception and generated negative cash flow from operations since inception. These matters raise substantial concern about the Company’s ability to continue as a going concern once funds raised from investors have been exhausted.  These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2021, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2021 and 2020, the Company had $1,093,543 and $1,829,642 cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company has not accrued for any bad debts as of these dates.

Sales Taxes

Various states may impose a sales tax on the Company’s sales to non-exempt customers. If required, the Company will collect the sales tax from customers and remits the entire amount to each respective state. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment

Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021 and 2020, the Company maintained fixed assets with a net book value of $4,330,140 and $2,676,831 as of December 31, 2021 and 2020, respectively.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles (“GAAP”), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the “transition date”) using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from services are recognized as they are performed. Revenue from government grants are recognized as the terms of the grant are fulfilled.

Cost of Goods Sold

The Company recognized cost of sales for the first time in 2021, due to two incidents that caused damage to LIFT HEXA aircraft being used for testing and development. The Company recognized the damages in both incidents through cost of sales.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, “Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting”, clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company’s financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHARE CAPITAL

The Company has a single class of Common Stock. The Company has authorized 140,000,000 shares. The Company has 69,910,801 shares issued as of December 31, 2021. The Company has an additional 1,974,250 shares reserved for options and restricted stock units that have not converted or vested into common shares yet.

The Company effected a stock split in 2021, raising the number of authorized shares from 10,000,000 to 140,000,000.

As part of its issuance of bridge convertible notes in advance of its Regulation CF securities offering (Seed Note III), the Company agreed to issue lead investor DecisivePoint a $750,000 common stock warrant to be struck at the per-share price of a future Regulation A securities offering price. Since the Regulation A per-share price is not yet known, the warrant has not yet been issued but the liability has been recognized.

NOTE 5 –DEBT

Long-Term Notes

The Company has issued approximately $8,567,107 and $6,797,107 of convertible notes as of December 31, 2021 and 2020, respectively. Of the $8,567,107 balance as of December 31, 2021, $1,522,107 matures on March 31, 2022 that bear interest at 4 percent per annum and a $8,000,000 valuation cap; $5,275,000 matures on March 31, 2022, bear interest at 4 percent per annum and have a $36,000,000 valuation cap; and $1,770,000 matures on September 30, 2023, bear interest at 4 percent per annum and have a $150,000,000 valuation cap.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions

The Company’s CEO, Chairman and Founder, Matthew Chasen constructively owns 51.3 percent of LIFT Aircraft Inc.’s fully diluted common stock outstanding as of the first quarter of 2022.

The Company does not and has not paid Mr. Chasen any rent, commissions, advances, licenses or royalties nor are there any loan arrangements between the company and Mr. Chasen. Mr. Chasen did purchase $10,000 of the Company’s convertible note payable. The Company also compensates Mr. Chasen for services rendered as chief executive.

As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm’s length transaction.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company has a limited operating history. The Company’s ability to continue is dependent upon management’s plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Reg CF Securities Offering

As of the first quarter of 2022, LIFT Aircraft has an active Regulation CF offering on StartEngine launched October 29, 2021 and plans on issuing up to $5,000,000 in common stock at $2.66 per share before any “bonus shares”. As of March 2022 LIFT has closed on four disbursements from its Reg CF offering, totaling $3,057,364 in gross disbursements for 1,230,790 shares of common stock, including “bonus shares”. LIFT has closed on over $3,000,000 in gross disbursements, which triggered conversion of its convertible loans into common equity in March 2022. The Company has 97,690,689 shares outstanding after the conversion.

Reg A Securities Offering

The Company also plans on issuing up to $25,000,000 in common stock in an offering exempt from registration under Regulation A, also facilitated by StartEngine. The Company has submitted its initial offering registration statement to the US Securities and Exchange Commission and is awaiting qualification. The Company anticipates a similar per-share common stock price and “bonus share” offer as with the Regulation CF offering.

COVID-19 Related Actions

On March 10, 2020, the World Health Organization declared the coronavirus outbreak (“COVID-19”) to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company’s customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company’s financial condition or results of operations in the future is uncertain.

Management’s Evaluation

Management has evaluated subsequent events through April 11, 2022, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.